UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Explanatory Note

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities and Exchange Act of 1934, as amended. As such, the Company is required to file with the Securities and Exchange Commission (“SEC”) only annual reports on Form 20-F. The Company also furnishes certain additional information to the SEC under cover of Form 6-K, including unaudited interim financial information. The Company is not required to file unaudited consolidated financial statements for interim periods with the SEC and generally does not do so. However, the Company has filed a registration statement on Form F-3 (Registration No. 333-161983) with the SEC, and, to comply with the requirements relating to the age of financial statements in Item 5(b)(2) of Form F-3, the Company is furnishing to the SEC with this Form 6-K its unaudited consolidated financial statements as of and for the six months ended June 30, 2009 and its Operating and Financial Review and Prospects for the Six Months Ended June 30, 2009

This Report on Form 6-K shall be incorporated by reference in the Company's Registration Statement (Registration No.333-161983) on Form F-3 and in the prospectus filed as part of such registration statement, and shall be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC by the Company.

Forward Looking Information

This Report on Form 6-K contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These states relate to, among other matters:

•	our future business development, results of operations and financial condition;

•	our projected revenues, profits, earnings and other estimated financial information; and

•	our anticipated growth strategies, including our expansion in the international distributed power generation and micro power grid market and the wind energy business.

You can generally identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions or the negative of such expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs based on information currently available to us.  The accuracy of these statements may be affected by inaccurate assumptions we might have made or by known or unknown risks, uncertainties or other factors, including the risk factors described under Item 3.D, “Key Information —Risk Factors,” of our Annual Report on Form 20-F, as amended, for the year ended December 31, 2008 (our “2008 Form 20-F”), which may cause our actual results to differ materially from the from those anticipated or implied by the forward-looking statements.  For some of the key risks and other factors to consider in evaluating our forward-looking statements, see “Forward-Looking Information” in our 2008 Form 20-F.

The listing of risks in our 2008 Form 20-F is not exhaustive.  Other sections of our 2008 Form 20-F include additional factors that could adversely impact our business and financial performance.  You should read the forward-looking statements in this report in conjunction with the risk factors disclosed in Item 3.D., “Key Information — Risk Factors,” of our 2008 Form 20-F and other risks and factors outlined in our other filings with the SEC.

Forward-looking statements contained herein speak only as of the date of this report.  You should not rely upon forward-looking statements as predictions of future events.  Except as may be required by applicable law, we do not intend to update or revise any forward-looking statements in this annual report, whether as a result of new information, future events or otherwise.

ii

TABLE OF CONTENTS

iii

Consolidated Financial Statements (unaudited)

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Balance Sheets
As of June 30, 2009 and December 31, 2008
(in Thousands of United States dollars)

	June 30,	December 31,
	2009	2008
	(Unaudited)	(Audited)

Assets
Current assets
Cash and cash equivalents	$128,746	$44,518
Restricted cash	1,608	2,608
Accounts receivable, net of allowance for doubtful accounts of $Nil (2008 - $Nil)	10,170	7,238
Prepayments, deposits, other receivables	78,873	79,845
Costs and estimated earnings in excess of billings on uncompleted projects	2,189	2,094
Inventory	11,042	8,723
Due from related parties	105	1,297

Total current assets	232,733	146,323

Deferred income tax asset	364	364
Accounts receivable	4,929	3,646
Construction in progress	20,752	18,006
Property, plant and equipment, net	14,274	14,312
Intangible assets, net	12,555	12,564
Deposits on intangible assets	14,213	10,322
Deferred financing costs	2,289	-

Total assets	302,109	205,537

Liabilities and Stockholder’s Equity
Accounts payable	18,767	12,909
Other payable and accrued liabilities	17,258	17,227
Customer deposits	45,085	13,350
Billings in excess of costs and estimated earnings on uncompleted projects	9,315	4,022
Due to related parties	4,143	1,320
Income and business taxes payable	1,771	742
Warrants liability	5,530	-
Fair value of embedded derivatives - convertible note	18,511	-
Convertible debt	13,598	-

Total liabilities	133,978	49,570

Stockholders' equity

Common shares, 50,000,000 authorized with par value of $0.0001 per share,
33,706,938 shares issued	3	3
Additional paid-in capital	111,791	111,242
Accumulated other comprehensive income	6,356	6,578
Statutory reserves	4,155	4,155
Retained earnings	41,148	33,331
Noncontrolling interest	4,678	658

Total stockholders' equity	168,131	155,967

Total liabilities and stockholders' equity	$302,109	$205,537

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Income and Comprehensive Income
(in Thousands of United States dollars)

	Six months ended	Six months ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)

Revenues	$88,717	$98,077
Cost of sales and business taxes	77,104	86,268

Gross profit	11,613	11,809

Expenses
Selling, general and administrative expenses	5,554	3,017

Income from operations	6,059	8,792

Other income (expenses)
Interest income (expense)	68	(152)
Finance costs	(20)	(2)
Other income	217	447
Accretion expense on convertible debt	(133)	-
Change in fair value of warrants	624	-
Change in fair value of embedded derivative - convertible notes	1,270	-

Income before provision for income taxes	8,085	9,085

Provision for income taxes	148	(45)

Net Income	7,937	9,130

Net income in subsidiaries attributable to noncontrolling interest	(120)	(37)

Net income attributable to A-Power Energy Generation Systems, Ltd.	$7,817	$9,093

Foreign currency translation adjustment	(222)	1,946
Net Comprehensive income	$7,595	$11,039
Weighted average number of common shares outstanding - basic	33,706,938	25,971,106
Weighted average number of common shares outstanding - diluted	35,010,222	27,052,976
EARNINGS PER SHARE - BASIC	$0.23	$0.35
EARNINGS PER SHARE - DILUTED	$0.19	$0.34

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Cash Flows
(in Thousands of United States dollars)

	Six months ended	Six months ended
	June 30, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	$7,937	$9,130
Items not affecting cash:	-	-
Stock-based compensation	549	281
Amortization	453	157
Amortization of deferred financing costs	14	-
Change in fair value of warrants	(624)	-
Change in fair value of embedded derivatives	(1,270)	-
Accretion expenses on convertible debt	133	-
	7,192	9,568

Changes in operating assets and liabilities:
Accounts receivable	(4,295)	(627)
Inventories	(2,333)	-
Costs and estimated earnings in excess of billings on uncompleted contracts	(98)	-
Prepayments, deposits and other receivables	962	(13,561)
Accounts payable and accrued liabilities	5,860	5,803
Customer deposits	31,742	(2,382)
Billings in excess of costs and estimated earnings on uncompleted contracts	5,299	-
Income and business tax payable	1,029	2,433
	45,358	1,234

Cash provided by (used in) investing
Decrease in restricted bank balances	1,000	-
Purchase of property, plant and equipment	(427)	(4,341)
Payment of intangible assets	-	(6,575)
Construction in Progress	(2,759)	(5,246)
Purchase of land use right	-	(1,488)
Liability assumed from Chardan South upon RTO	-	(1,023)
	(2,186)	(18,673)

Cash provided by (used in) financing
Proceeds from share capital, net of cost	-	59,330
Proceeds from issuance of convertible notes and warrants, net of cost	37,096	-
Repayment of notes payable	-	(15,000)
Repayment to bank loans	-	(992)
Due to (from) related parties	3,996	(1,018)
Cash received from Chardan South upon RTO	-	31,748
	-	-
	41,092	74,068

Effect of exchange rate changes on cash	(36)	(1,222)

Net increase in cash and cash equivalents	84,228	55,407

Cash and cash equivalents, beginning of period	44,518	35,832
Cash and cash equivalents, end of period	$128,746	$91,239

Supplemental disclosures of cash flow information:
Interest Paid	$6	$2
Income Taxes Paid	$343	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Interim Condensed Consolidated Statements of Shareholders' Equity
(in Thousands of United States dollars)

	Common Stock
	Shares	Share Value	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Statutory Reserves	Retained Earnings	Noncontrolling Interest	Total

BALANCE, December 31, 2008 (Audited)	33,706,938	$3	$111,242	$6,578	$4,155	$33,331	$658	$155,967

Stock-based compensation			549					549

Net income						7,817	120	7,937

Additional contribution from a noncontrolling interest holder							3,900	3,900

Foreign currency translation adjustment				(222)				(222)

BALANCE, June 30, 2009 (Unaudited)	33,706,938	$3	$111,791	$6,356	$4,155	$41,148	$4,678	$168,131

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

1.        Nature of Operations and Basis of Presentation (Summary of Organization)

A-Power Energy Generation Systems, Ltd. (“A-Power” or the “Company”), formerly known as China Energy Technology Limited, was established under the laws of the British Virgin Islands (“BVI”) on May 14, 2007, as a subsidiary of Chardan South China Acquisition Corporation (“Chardan”).  Its purpose was to merge with Chardan and to hold a 100% interest in Head Dragon Holdings Limited (“Head Dragon”) upon the completion of a reverse acquisition transaction with recapitalization (the “1/18/08 Transaction”).  As of June 30, 2009, details of the Company’s subsidiaries are as follows:
Name of company	Place of incorporation	Date of incorporation	Percentage of ownership interest attributable to the Company		Principal activity segment
			Directly	Indirectly
Head Dragon Holdings Limited (“Head Dragon”)	Hong Kong	June 2006	100%	-	Investment holding
Easy Flow Limited (“Easy Flow”)	Hong Kong	June 2007	100%	-	Investment holding
Liaoning GaoKe Energy Group Company Limited (“GaoKe”)	People’s Republic of China (“PRC”)	March 2003	-	100%	Construction of distributed power generation systems
Liaoning High-Tech Energy Saving and Thermoelectricity Design Research Institute (“Design”)	PRC	May 2003	-	51%	Design of distributed power generation systems
Liaoning International Construction and Engineering Group Limited (“LICEG, Ltd.”)	PRC	August 2007	-	90%	Construction of infrastructure, industrial buildings, and residential real estate properties
Shenyang Ruixiang Wind Power Equipment Limited (“Ruixiang”)	PRC	July 2007	-	100%	Manufacture of wind energy turbines
Shenyang Jinxiang Power Equipment Limited (“Jinxiang”)	PRC	January 2008	-	80%	Manufacture of wind energy turbines
Shenyang Yixiang Wind Power Equipment Limited (“Yixiang”)	PRC	June 2009	-	100%	Manufacture of wind energy turbine components
Shenyang Power Group Ltd. (“Power”)	PRC	May 2009	-	82%	Construction of electricity generation projects and manufacture of power equipment

Yixiang was incorporated in June 2009 in the PRC as a manufacturing company specializing in the production of wind turbine components to establish a joint venture with GE Drivetrain Technologies (Shenyang) Co. Ltd, a unit of GE Transportation (China).

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

Power was incorporated in May 2009 in the PRC as a construction company specialized in electricity generation projects and manufacturer of power equipment. 82% of its registered capital will be provided by the Company, and the remainder from other various non-related entities.

The unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting principles that are consistent in all material respects with those applied in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (“2008 20-F”); except as disclosed below. They do not include certain footnote disclosures and financial information normally included in annual consolidated financial statements prepared in accordance with GAAP and, therefore, should be read in conjunction with the audited consolidated financial statements and notes included in the Company's 2008 20-F.

Accounting Principles Recently Adopted

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") which revised SFAS No. 141, "Business Combinations". SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquirer and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements". SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The adoption on January 1, 2009 of this standard resulted in changes to our presentation for noncontrolling interests and did not have a material impact on the Company’s results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of FASB Statement 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") to require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit risk-related contingent features in derivative agreements. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial position or results of operations and the required disclosures have been included in Note 5.

In April 2008, the FASB issued FSP SFAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3"). This guidance is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R when the underlying arrangement includes renewal or extension of terms that would require substantial costs or result in a material modification to the asset upon renewal or extension. Companies estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension as adjusted for SFAS 142's entity-specific factors. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In May 2008, the FASB issued FASB FSP APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)". FSP APB 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Such separate accounting also requires accretion of the resulting discount on the liability component of the debt to result in interest expense equal to an issuer`s nonconvertible debt borrowing rate. In addition, the FSP provides for certain changes related to the measurement and accounting related to derecognition, modification or exchange. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In September 2008, the FASB issued FSP EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing income per share under the two-class method pursuant to SFAS No. 128, "Earnings per Share." This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The adoption on January 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued SFAS No. 115-2 and SFAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” (“SFAS No.152-2 and SFAS No.124-2”) which provides operational guidance for determining other-than-temporary impairments (“OTTI”) for debt securities. SFAS No.152-2 and SFAS No.124-2 are effective for interim and annual periods ending after June 15, 2009. The adoption on April 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued SFAS No. 107-1 and APB 28-1, “Interim Disclosure about Fair Value of Financial Instruments” (“SFAS No. 107-1and APB 28-1”). SFAS No. 107-1 and APB 28-1 requires interim disclosures regarding the fair values of financial instruments that are within the scope of SFAS No. 107, “Disclosures about the Fair Value of Financial Instruments.” (“SFAS No. 107”). Additionally, SFAS No. 107-1 and APB 28-1 require disclosure of the methods and significant assumptions used to estimate the fair value of financial instruments on an interim basis as well as changes of the methods and significant assumptions from prior periods. SFAS No. 107-1 and APB 28-1 do not change the accounting treatment for these financial instruments. The adoption on April 1, 2009 of these standards did not have a material impact on the Company’s condensed consolidated financial statements.

In April 2009, the FASB issued SFAS No. 157-4, “Determining Fair Value When Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“SFAS No. 157-4”). SFAS No. 157-4 provides guidance on how to determine the fair value of assets and liabilities when the volume and level of activity for the asset/liability has significantly decreased. SFAS No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. In addition, SFAS No. 157-4 requires disclosure in interim and annual periods of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques. Since the volume and level of activity for the asset or liability of the Company have not decreased and there are no identifying transactions that are not orderly, the adoption on April 1, 2009 of this standard did not have a material impact on the Company’s condensed consolidated financial statements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” which establishes general standards for the accounting for and the disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The pronouncement requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, whether that date represents the date the financial statements were issued or were available to be issued. We adopted this pronouncement effective June 30, 2009, and the adoption of this new standard did not have a material effect on our consolidated financial position, results of operations or cash flows. The Company has evaluated subsequent events through December 1, 2009, the date the condensed consolidated financial statements were available to be issued.

Recent accounting pronouncement

In July 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification” (“SFAS 168”), as the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in SFAS 168. All other accounting literature not included in the Codification is non-authoritative. Therefore, beginning with the filing for September 30, 2009, all references made by the Company to GAAP in the consolidated financial statements will be the new codification numbering system.  The Codification does not change or alter existing GAAP and therefore, is not expected to have any impact on the Company’s condensed consolidated financial statements.

2.        Restricted cash

Restricted cash totaled $1,608 and $2,608 at June 30, 2009 and December 31, 2008, respectively.  On April 11, 2008, the Company offered $3,000 cash as collateral for a loan of $3,000 granted to Chardan Capital, LLC (“Chardan Capital”) by California Bank & Trust, maturing on August 1, 2008.  The maturity date of the loan was extended three times, to November 2008, March 2009, and June 2009.  Chardan made three loan payments of $1,000 each in December 2008, January 2009 and August 2009.  As of June 30, 2009, the Company’s commitment was $1,000.

As of June 30, 2009, GaoKe maintained a restricted cash balance of $608 (RMB 4,150) as a contract performance deposit required by a customer for a project in Vietnam, its first international contract.

3.        Inventory

The Company’s inventory consisted solely of raw materials for its manufacturing segment, totaling $11,042 and $8,723 at June 30, 2009 and December 31, 2008, respectively.  As of June 30, 2009 and December 31, 2008, manufacturing had not yet commenced; therefore, no inventory was considered to be work in progress or finished goods.

4.        Deposits on intangible assets

(a)
The Company entered into an agreement with Norwin A/S to transfer the technology know-how from Norwin A/S to the Company’s manufacturing subsidiary, Jinxiang.  As consideration for the technology, the Company would submit payments totaling $3,500 to Norwin A/S and additionally provide Norwin A/S with a 15% ownership of Jinxiang valued at $3,900.  Upon transfer of the technology know-how, the technology would be valued and recorded as an intangible asset, subject to amortization.  The license has a term of twenty years from the date of transfer. The total license payments will be amortized on a straight line basis over the license term at the rate of $175 per year.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

In April 2009, PRC foreign investment authority approved the wind turbine technology contributed by Norwin A/S as 15% of the total registered capital, which is $3,900. As of June 30, 2009, Company management had determined that the technology had not been effectively transferred.  As such, the $1,750 cumulatively paid by the Company to Norwin A/S and the capital contribution of $3,900 made by Norwin A/S are recorded as a deposit on intangible asset.   No additional payments were made during the six months period ended June 30, 2009.

(b)
The Company also entered into an agreement with Fuhrlander A/G to transfer the technology know-how from Fuhrlander A/G to the Company’s manufacturing subsidiary, Ruixiang.  As consideration for the technology, the Company would submit payments of Euro 10 million to Fuhrlander A/G for technology and training fees.  Upon transfer of the technology know-how, the technology and training fees would be valued and recorded as an intangible asset, subject to amortization and capitalization.  The license term is in perpetuity unless there is a breach of the contract terms, payments are not made as required, or there is a voluntary termination by mutual consent. The license acquisition fees will be tested annually for impairment. If the carrying value is not recoverable from future cash flows and the carrying value exceeds the assets’ fair value, an impairment loss will be recorded for the excess of carrying value over fair value.  As of June 30, 2009, the technology and training fees had not been effectively transferred.  As such, the $8,572 cumulatively paid by the Company to Fuhrlander A/G is recorded as a deposit on intangible asset.   No additional payments were made during the six months period ended June 30, 2009.

As of June 30, 2009 and December 31, 2008, deposits on intangible assets totaled $14,213 and $10,322, respectively.

5.        Senior Convertible Notes

On June 18, 2009, the Company entered into a securities purchase agreement with certain accredited investors (the “Buyers”).  Under the agreement, the Company agreed to issue Senior Convertible Notes due on June 19, 2014 (the “Convertible debt”) and warrants (the “Warrants”) to purchase common shares for an aggregate purchase price of  $40,000.  The transaction closed on June 22, 2009.

The Convertible debt bears 3% per annum interest, which will be increased each year up to a maximum of 12% per annum, payable quarterly, at the Company’s option, in cash or common shares. The Company has advised the note holders that it anticipates paying interest in cash. The initial conversion price of the Convertible debt is $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection. The Company may redeem the Convertible debt at 110% of the principal amount, plus any accrued and unpaid interest, beginning November 19, 2011, provided the market price of the common shares is at least 200% of the then applicable conversion price for 20 consecutive trading days prior to the redemption.  In addition, 1,504,184 five-year Warrants were granted with an initial strike price of $10.637 per common share, subject to full ratchet anti-dilution protection until June 19, 2011 and thereafter subject to weighted average anti-dilution protection.

In connection with the Company’s issuance and sale of the Convertible debts and the Warrants, the Company, Mr. Jinxiang Lu, the CEO and Chairman of the Board of Directors of the Company (“Mr. Lu”) entered into a Put Agreement with each of the Buyers, pursuant to which, under certain circumstances, the Buyers may exchange their Convertible debts and Warrants for certain common shares owned by Mr. Lu in the event that the Company is unable to issue such common shares.  The obligations of Mr. Lu under the Put Agreement are secured by a first priority, perfected security interest in 6,000,000 common shares of Mr. Lu pursuant to a pledge agreement.  The Company and Mr. Lu have entered into a letter agreement pursuant to which the Company has agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs in connection with this transaction. Subsequent to issuance of the Convertible debt and Warrants, the Company received shareholder approval to amendments to its memorandum and articles of association that will enable the Company to issue common shares upon conversion of the Convertible debt and exercise of the Warrants, and the Company expects the Put Agreement, the share pledge agreement and the letter agreement with Mr. Lu to expire in accordance with their terms without exercise of the Buyers’ rights under the Put Agreements.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

Both the Warrants and embedded derivative associated with the convertible debt meet the definition of a derivative instrument according to FASB No. 133, “Accounting for Derivative Instruments and Hedging Activities” and are recorded as a derivative instrument liabilities and periodically marked-to-market.  The fair value of the Warrants and embedded derivative on inception were determined to be $6,154 and $19,781, respectively, using the Cox-Rubinstein-Ross Binomial Lattice Model with the following assumptions: expected life 5 years, expected volatility – 59%, risk free interest rate – 2.82% and dividend rate – 0%.  The fair value of the Warrants and embedded derivative at June 30, 2009 were determined to be of $5,530 and $18,511, respectively, using the Binomial Model with the following assumptions: expected life 4.97 years, expected volatility – 59%, risk free interest rate – 2.54% and dividend rate – 0%.  For the period ended June 30, 2009, the Company recorded a change in fair value for the Warrants and embedded derivative of $624 and $1,270 respectively in the condensed consolidated statement of income and comprehensive income.

After allocating the gross proceeds to the fair value of the Warrants and the embedded derivative instrument, the remaining proceeds were allocated as the initial carrying value of the Convertible debt.  The amount is accreted to its face amount at maturity using the effective interest method.  The effective interest rate was determined to be 29.68%.  The carrying value of Convertible debt at June 30, 2009 was $13,598.  Related interest expense and accretion expense for the period ended June 30, 2009 was $133.

The total direct costs related to the placement amounted to $2,304, which was recorded as deferred financing costs to be amortized over five years. The balance of deferred financing costs at June 30, 2009 was $2,289.  Related amortization cost for the period ended June 30, 2009 was $14.

6.        Income tax provision

Gaoke became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 reduced to a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009.  However, no tax provision has been provided for Gaoke because management believes that Gaoke will be able to obtain an extension of Gaoke’s full income tax exemption for the fiscal year 2009.  The 2009 tax provision is related to Design and LICEG, Ltd..

7.        Earnings per share

For the six months period ended June 30, 2009 and 2008, basic earnings per share equaled $0.23 and $0.35, respectively, based on basic weighted average number of shares outstanding of 33,706,938 and 25,971,106, respectively. For the six months period ended June 30, 2009 and 2008, respectively, diluted earnings per share equaled $0.19 and $0.34, based on diluted weighted average number of shares outstanding of 35,010,222, and 27,052,976.

The Company calculated earnings per share on the basis of the 1/18/08 reverse acquisition Transaction having existed through the entire year, and included the 2007 earn-out shares issued to Mr. Jinxiang Lu in basic and diluted earnings per share calculations from the issuance date and measurement date, respectively.  The effect of earn-out  shares that have yet to be earned has not been considered in the diluted earnings per share calculation since the shares are contingently issuable.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

8.        Related party balances and transactions

Related party balances

Related party balances consisted of the following at June 30, 2009 and December 31, 2008, respectively:
	June 30,	December 31,
	2009	2008
Amount Due From:
Head Dragon Ground Heating Pump Company (“Heating”)	$22	$22
Jinxiang Lu – CEO and a director	-	1,192
Liaoning High-Tech Furnace Insulation and Anti-Corrosion Engineering, Ltd. (“Furnace”)	83	83
	$105	$1,297
Amount Due To:
Jinxiang Lu – CEO and a director	$2,807	$-
Shenyang Xiangfeng New Energy Engineering Ltd. (“Xiangfeng”)	1,314	1,311
John Lin - COO and a director	22	9
	$4,143	$1,320

Heating and Furnace are related to the Company as these entities are controlled by the CEO of the Company.  All amounts are unsecured, non-interest bearing with no fixed terms of repayment.

Xiangfeng is related to the company as it is controlled by the COO of the Company. The amount due to Xiangfeng is unsecured, non-interest bearing with no fixed terms of repayment.

Related party transactions

Consulting services by Chardan Capital

On March 1, 2008, the Company entered into a consulting agreement with Chardan Capital to provide a variety of services, including advice and assistance in meeting U.S. public reporting requirements and accounting standards, Sarbanes-Oxley compliance, corporate structuring and development, stockholder relations, corporate finance and operational capitalization, transfer agent matters and such other similar services as requested and agreed to by Chardan Capital in exchange for a fee of $20 per month.  For the 6 months ended June 30, 2009 and 2008, $Nil and $80 were recorded as G&A expense. As of June 30, 2009 and December 31, 2008, $Nil and $Nil were included in the accounts payable. Dr. Richard D. Propper, a director of the Company until his resignation in March 2008, is a managing member of Chardan Capital.

A-Power loan guarantee to Chardan Capital

In April 2008, the Company entered into a commitment to guarantee a $3,000 loan obligation of Chardan Capital.  As of June 30, 2009, the Company’s commitment was $1,000.   See Note 2.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

Mr. Lu – CEO and a director  $3,000 loan to Head Dragon

On May 6, 2009, Head Dragon entered into a loan agreement with Mr. Lu, the CEO and a director of the Company, to borrow $3,000 from Mr. Lu. The borrowing is one year term, unsecured, and non-interest bearing.

The Company, neither directly nor indirectly, makes loans, extends credit, maintains credit or arranges for the extension of credit or renews an extension of credit in the form of a personal loan to or for any director or executive officer of the Company, in compliance with the provisions of the Sarbanes-Oxley Act of 2002.  Except as set forth in the discussion above, none of the Company’s directors or executive officers has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed herein.

9.        Commitments and contingencies

i)
In February 2007, the Company entered into an agreement with Norwin A/S to acquire its license and trademark to manufacture wind turbines for a total payment of $3,500. As of December 31, 2008, $1,750 had been paid by the Company and classified as a deposit on intangible assets.  The Company committed to pay the remaining $1,750 by February 15, 2009.  As of June 30, 2009, this payment had not been made. See Note 4(a).

ii)
In May 2007, the Company entered into an agreement with Fuhrlander AG to acquire its license to manufacture and sell wind turbines for total payment of $6,400 (Euro 4.5 million). As of December 31, 2008, this amount had been paid by the Company and classified as a deposit on intangible assets. See Note 4(b).

The Company also committed to pay $5,100 (Euro 3.5 million) in training fees as part of this agreement prior to receiving the license. As of December 31, 2008, $2,200 (Euro 1.5 million) had been paid by the Company and had been classified as a deposit on an intangible asset.   The Company is further committed to $2,800 (Euro 2.0 million) in royalty payments to be paid over the first six years following the commencement of manufacturing and sales operations.

As of June 30, 2009, Company management had determined that the transfer of the licensed technology had not yet occurred.

In a separate parts purchase agreement, the Company also committed to the purchase of $17,900 (Euro 12.7 million) in parts inventory.  As of June 30, 2009, $10,974 (Euro 8 million) had been paid by the Company.

iii)	In April 2008, the Company entered into a commitment to guarantee a $3,000 loan obligation of Chardan Capital. As of June 30, 2009, the Company’s commitment was $1,000. See Note 8.

iv)
In June 2008, the Company entered into an operating lease agreement for its Beijing offices, which runs through June 2010.  The total commitment remaining as of June 30, 2009 was approximately $138 (RMB 946).

10.        Segment Information

Effective January 1, 2009, the Company has two operating segments: Distributed Power Generation and Wind Business. The Distributed Power Generation segment consists of GaoKe and its subsidiary, Design, and Power which are engaged in the distributed power generation business. The Wind Business segment consists of Ruixiang, Jinxiang and Yixiang, which manufacture wind-power turbines.  All of the Company's other subsidiaries are aggregated as an Others segment. The Wind Business segment commenced operations in 2008, and no revenue has been generated in this segment as of June 30, 2009.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

Financial information with respect to the reportable segments and reconciliation to the amounts reported in the Company’s condensed consolidated financial statements follows (in thousands):

	Distributed Power Generation	Wind Business	Others	Elimination	Consolidated
For the Six Months Ended June 30, 2009
Revenues from external customers	$84,126	$-	$4,591	$-	$88,717
Intersegment revenue	$-	$-	$1,873	$(1,873)	$-
Segment profit or (loss)	$9,608	$(430)	$(1,204)	$(157)	$7,817

For the Six Months Ended June 30, 2008
Revenues from external customers	$97,320	$-	$757	$-	$98,077
Intersegment revenue	$-	$-	$-	$-	$-
Segment profit or (loss)	$10,196	$-	$(1,103)	$-	$9,093

As of June 30, 2009
Segment assets	$210,766	$114,324	$342,033	$(365,014)	$302,109

As of December 31, 2008
Segment assets	$136,984	$77,274	$238,132	$(246,853)	$205,537

11.      Changes in Presentation of Comparative Statements

Certain reclassifications have been made in prior periods’ financial statements in order to conform to the basis of presentation for the current period.

12.      Subsequent Events

(a)
On August 18, 2009, A-Power entered into definitive agreements to form two joint ventures ("JVs") with Jiangsu Miracle Logistics System Engineering Co. Ltd. (“Jiangsu Miracle"). The JVs will mainly engage in manufacturing and sales of key wind turbine components in China. Pursuant to the agreements:

The first JV, called Shenyang Tianxiang Wind Equipments Manufacturing Co., Ltd. ("Shenyang Tianxiang"), will manufacture rotor blades, hubs, nacelle covers, and other key components for wind turbines. A-Power will contribute $1.5 million (RMB 10.2 million) in cash for 51% of the JV, $1.4 million (RMB 9.8 million), or 49%, will be contributed by Jiangsu Miracle. Shenyang Tianxiang's plant will be located in Shenyang City and all necessary molds will be supplied by Jiangsu Miracle.

A-Power Energy Generation Systems, Ltd. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
For the six months ended June 30, 2009
(In Thousands of United States dollars, Except per Share Amounts)
Unaudited

The second JV, Shenyang Tianrui Wind Equipments Sales Company Co., Ltd. ("Shenyang Tianrui") will focus on marketing and sales of the wind components made by Shenyang Tianxiang. A-Power will contribute $0.36 million (RMB 2.45 million) in cash for 49% of the JV, $0.37 million (RMB 2.55 million), or 51%, will be contributed by Jiangsu Miracle. Most of the components made by Shenyang Tianxiang will be contributed by A-Power and the remainder will be sold through Shenyang Tianrui to various other customers.

(b)
On September 16, 2009, the Company signed a contract to acquire 100% of EVATECH Co., Ltd. ("EVATECH") of Kyoto, Japan, a designer and manufacturer of industrial equipment for LCDs (liquid crystal displays), PDPs (plasma display panels) and, more recently, amorphous-silicon (a-Si) photovoltaic (PV) panels. The total consideration is $49.9 million in cash. A-Power expects to fund 55% of the transaction from the Company's internal financial resources. The balance, or 45%, is expected to  come from foreign-investment grants from various levels of the local government (20% from the Liaoning Provincial Government, 20% from the Shenyang Municipal Government, and the remaining 5% from the Hunan New District Government in Shenyang). The transaction is subject to the fulfillment of other closing conditions, the receipt of regulatory approvals, and satisfactory completion of the rehabilitation process in the courts of Japan related to EVATECH’s corporate and debt restructuring.

Operating and Financial Review and Prospects for the
Six Months Ended June 30, 2009

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and the related notes included in this Report on Form 6-K and with our audited consolidated financial statements and the related notes included in our amended annual report on Form 20-F for the year ended December 31, 2008 (our “2008 Form 20-F/A”).  For a discussion of general and specific factors that could affect our results of operations, see Item 5, “Operating and Financial Review and Prospects in our 2008 Form 20-F/A.  This report contains forward-looking statements. See “Forward-Looking Information” in our 2008 Form 20-F/A.  In evaluating our business, you should carefully consider the information provided in Item 3.D, “Key Information - Risk Factors,” in our 2008 Form 20-F/A. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.           Operating Results

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Revenues

For the six months ended June 30, 2009, total revenues amounted to $88.7 million, a decrease of $9.4 million or 9.6%, from $98.1 million for the six months ended June 30, 2008. The decrease was primarily due to the delays in three biomass projects resulting from the re-designing of customized micro grid electricity generation systems using biomass as fuel.

Cost of revenues

The total cost of revenues for the six months ended June 30, 2009 was $77.1 million, a decrease of $9.2 million or 10.7% compared with the same period of the prior year. This decrease of 10.7% in cost of revenues is generally consistent with the 9.5% decrease in revenue.

Gross margin

As a percentage of total revenues, the overall gross margin was 13.1% for the six months ended June 30, 2009 compared to 12.0% for the six months ended June 30, 2008. This improvement in gross margin is attributed to the higher efficiency derived from experience that we gained from constructing larger contracts. During the first six months of 2009, we had 16 contracts in progress with an average size of projects under construction of approximately $44 million, compared to 6 contracts during the first six months of 2008 with an average size of projects under construction of approximately $32 million.

Selling, general and administrative expenses

Selling, general and administrative expenses mainly include payroll and employee welfare benefits, consulting fees and related expenses associated with our public company status and NASDAQ listing, travel and other expenses of administrative departments, such as planning and financial, information systems and human resources.

Selling, general and administrative expenses amounted to approximately $5.6 million for the six months ended June 30, 2009, an increase of approximately $2.6 million, or 86.7%, compared to approximately $3.0 million for the six months ended June 30, 2008. As a percentage of revenues these expenses increased from 3.1% for the six months ended June 30, 2008 to 6.3% for the six months ended June 30, 2009. The increase in selling, general and administrative expenses in both absolute terms and as a percentage of revenues is attributable principally to additional consulting fees and related expenses associated with our Company becoming a public company listed on the NASDAQ and related ongoing compliance costs, including costs relating to the assessment and audit of our internal control over financial reporting and other requirements of the Sarbanes-Oxley Act.

Income from operations

Income from operations decreased by approximately $2.7 million, or 30.7%, from $8.8 million for the six months ended June 30, 2008 to $6.1 million for the six months ended June 30, 2009. As a percentage of total revenues, the operating income for the six months ended June 30, 2009 was 6.9% compared to 9.0% for the six months ended June 30, 2008. The decrease in operating income as a percentage of total revenues was mainly due to an increase in selling, general and administrative expenses resulting from the higher expenses and related ongoing compliance costs associated with becoming a public company in 2008, as discussed above.

Other income

Other income consisted of miscellaneous income from non-operating activities. For the six months ended June 30, 2009, other income increased by $1.7 million to $2.0 million, compared to $0.3 million for the six months ended June 30, 2008. The increase was primarily due to the changes of fair value of warrants and embedded derivatives relating to convertible notes issued in 2009.

Income tax provision

The income tax provision for the six months ended June 30, 2009 was $0.15 million, compared to income tax benefit of $0.05 million for the six months ended June 30, 2008. GaoKe Energy, our major operating subsidiary, became a Foreign Invested Enterprise under PRC regulations in August 2006, qualifying it for a full income tax exemption from PRC income tax for two years starting with the year ending December 31, 2007 reduced to a 50% exemption from PRC income tax for three years starting with the year ending December 31, 2009. However, no tax provision has been provided for Gaoke because management believes that Gaoke will be able to obtain an extension of Gaoke’s full tax exemption for 2009. The 2009 tax provision is related to Design and LICEG Ltd..

Net income

For the six months ended June 30, 2009, our net income amounted to approximately $7.9 million, a decrease of $1.2 million, or 13.2%, compared to $9.1 million for the six months ended June 30, 2008. This decrease was primarily due to i) reduction of revenue, ii) increased consulting fees and related expenses associated with public listing on the NASDAQ, as discussed above.

Foreign currency translation adjustment and comprehensive income

For the six months ended June 30, 2009, we recorded a loss on foreign currency translation of approximately $0.22 million, compared to a gain of $1.9 million for the six months ended June 30, 2008, attributable primarily to a slight depreciation of the RMB against the U.S. dollar in the first half of 2009. Our comprehensive income for the six months ended June 30, 2009 was $7.6 million, compared to $11.0 million for the six months ended June 30, 2008.

B.           Liquidity and Capital Resources

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Net cash provided by operating activities totaled $45.4 million for the six months ended June 30, 2009, an increase in positive cash flow by $44.2 million compared to $1.2 million for the same period of 2008. This increase was resulted primarily from an increase in customer deposit of $34.1 million and the decrease of $14.5 in prepayments, deposits and other receivables.

Net cash used in investing activities was $2.2 million for the six months ended June 30, 2009, compared to $18.7 million for the six months ended June 30, 2008. This decrease was attributable to our having substantially completed our planned expenditures for property, plant and equipment, intangible assets and land use rights in 2008, resulting in lower planned and actual capital expenditures in the first half of 2009.

Net cash provided by financing activities amounted to $41.1 million for the six months ended June 30, 2009, compared to $74.1 million for the six months ended June 30, 2008. This decrease was attributable to $31.7 million proceeds from the stock purchase and redomestication merger and $59.3 million from the redemption of the warrants in the first half of 2008, partially offset by repayment of principle and interest on outstanding borrowings in the amount $15 million, compared to $37 million in net proceeds from our issuance of convertible notes and $4 million from a short-term loan from our shareholder, Jinxing Lu in the first half of 2009.

Working Capital

Our working capital increased by approximately $39.6 million to $136.4 million as of June 30, 2009, compared to $96.8 million as of December 31, 2008.

Total current assets at June 30, 2009 amounted to $232.7 million, an increase by approximately $86.4 million compared to $146.3 million at December 31, 2008. The increase was attributable mainly to an increase in the amount of cash and cash equivalents, including cash received upon issuance of $40.0 million aggregate principal amount of convertible notes in June 2009.

Current liabilities at June 30, 2009 amounted to $96.3 million, an increase by approximately $46.7 million compared to $49.6million at December 31, 2008. This increase is primarily attributable to growth in our business and includes an increase of approximately $5.9 million in accounts payable, an increase of approximately $31.7 million in customer deposits and accrued liabilities, and $5.3 million in billing in excess of costs and estimated earnings on uncompleted projects.

Our current ratio decreased to 2.42 at June 30, 2009 from 2.95 at December 31, 2008. This change in our current ratio was primarily due to the growth of 2009 current liabilities at a faster rate than the growth of current assets, attributable to liabilities incurred in connection with our increased number of projects.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: December 2, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Stock Purchase Agreement, dated September 19, 2009, between Liaoning GaoKe Energy Group Company Limited and EVATECH Co. Ltd